UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Explanatory Note: Endeavour Silver Corp. ("the Company" or "registrant") hereby files this amendment to its Form 6-K as furnished to the Commission on March 31, 2020, to incorporate by reference its information circular into its Registration Statement on Form F-10. No other changes or amendments are being made to the Form 6-K as originally furnished to the Commission.

SUBMITTED HEREWITH

Exhibits

99.1	Letter to Shareholders (incorporated by reference to Exhibit 99.1 of the registrant's Form 6-K as furnished to the Commission on March 31, 2020)

99.2	Information Circular (incorporated by reference to Exhibit 99.2 of the registrant's Form 6-K as furnished to the Commission on March 31, 2020)

99.3	Notice and Access Notification to Shareholders (incorporated by reference to Exhibit 99.3 of the registrant's Form 6-K as furnished to the Commission on March 31, 2020)

99.4	Form of Proxy (incorporated by reference to Exhibit 99.4 of the registrant's Form 6-K as furnished to the Commission on March 31, 2020)

99.5	Financial Statements Request Form (incorporated by reference to Exhibit 99.5 of the registrant's Form 6-K as furnished to the Commission on March 31, 2020)

99.6	Notice of Annual General Meeting of Shareholders (incorporated by reference to Exhibit 99.6 of the registrant's Form 6-K as furnished to the Commission on March 31, 2020)

 INCORPORATED BY REFERENCE

Exhibit 99.2 to this Form 6-K of Endeavour Silver Corp. ("the Company") is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-223560) of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: April 7, 2020	By:	/s/ Bradford Cooke
Bradford Cooke
	Title:	CEO